SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bridgetown Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G1355U 113

(CUSIP Number)

Daniel Wong

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

Telephone: +852 2514 8888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1355U 113

1	Names of Reporting Person. Bridgetown LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Cayman

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,659,892 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 17,659,892 (1) (2)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,659,892 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.9%
14	Type of Reporting Person OO

(1)	Includes (i) 12,659,892 shares of the Issuer’s Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares”), which are automatically convertible into shares of the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares” and together with the Class B Ordinary shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Placement Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249000) and (ii) 3,000,000 shares of the Issuer’s Class A Ordinary Shares contained in the 3,000,000 units purchased by FWD Life Insurance Public Company Limited in the IPO (as defined below) at $10.00 per unit and 2,000,000 shares of the Issuer’s Class A Ordinary Shares contained in the 2,000,000 units purchased by FWD Fuji Life Insurance Company Limited, in the IPO at $10.00 per unit. Each of FWD Life Insurance Public Company and FWD Fuji Life Insurance Company Limited may be deemed to be an affiliate of Bridgetown LLC (the “Sponsor”). Excludes 594,946 Class B Ordinary Shares that may be transferred to the Sponsor by Steven Teichman, following the closing of the Issuer’s business combination (the “Business Combination”) with MoneyHero Limited pursuant to a letter agreement, dated September 8, 2023, between Mr. Teichman and the Sponsor.

(2)	FWD Fuji Life Insurance Company Limited is now known and doing business as FWD Life Insurance Company Limited.

CUSIP No. G1355U 113

1	Names of Reporting Person. Li Tzar Kai, Richard (“Richard Li”)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 17,659,892 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 17,659,892 (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,659,892 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.9%
14	Type of Reporting Person IN

(1)	Includes (i) 12,659,892 shares of the Issuer’s Class B Ordinary Shares, which are automatically convertible into shares of the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Placement Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249000) and (ii) 3,000,000 shares of the Issuer’s Class A Ordinary Shares contained in the 3,000,000 units purchased by FWD Life Insurance Public Company Limited in the IPO at $10.00 per unit and 2,000,000 shares of the Issuer’s Class A Ordinary Shares contained in the 2,000,000 units purchased by FWD Fuji Life Insurance Company Limited, in the IPO at $10.00 per unit. Each of FWD Life Insurance Public Company and FWD Fuji Life Insurance Company Limited may be deemed to be an affiliate of the Sponsor. Excludes 594,946 Class B Ordinary Shares that may be transferred to the Sponsor by Steven Teichman, following the closing of the Issuer’s Business Combination with MoneyHero Limited pursuant to a letter agreement, dated September 8, 2023, between Mr. Teichman and the Sponsor.

(2)	FWD Fuji Life Insurance Company Limited is now known and doing business as FWD Life Insurance Company Limited.

SCHEDULE 13D/A

This Schedule 13D/A is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 1.	Security and Issuer

Securities acquired: Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares”)

Issuer:	Bridgetown Holdings Limited (the “Issuer”)

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)	the Sponsor; and

(ii)	Richard Li, indirect owner of the sole member of the Sponsor and indirect majority owner of each of FWD Life Insurance Public Company Limited (“FWD Life”) and FWD Fuji Life Insurance Company Limited, which is currently known and doing business as FWD Life Insurance Company Limited (“FWD Fuji”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after inquiry.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

(c) The Sponsor is not an operating entity. It has served as sponsor of the Issuer prior to its IPO (as defined below) and holds securities of the Issuer. Richard Li currently serves as founder, chairman, and chief executive of Pacific Century Group.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Cayman Islands exempted company. Mr. Li is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $50,025,000. The source of these funds was the working capital of the Sponsor and its affiliates.

On September 11, 2023, Daniel Wong transferred 283,005 Ordinary Shares to the Sponsor for no additional consideration pursuant to a letter agreement between Daniel Wong and the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on July 9, 2020, the Sponsor purchased 2,875,000 shares of Class B Ordinary Shares (the “Founder Shares”) for $25,000, pursuant to a Securities Subscription Agreement, dated July 9, 2020, between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. In July 2020, the Issuer effected a share dividend of 1 share for each Ordinary Share in issue, resulting in the Sponsor holding an aggregate of 5,750,000 Founder Shares. In September 2020, the Issuer effected a share dividend of 1.5 shares for each Ordinary Share in issue, resulting in the Sponsor holding an aggregate of 14,375,000 Founder Shares and in October 2020, the Issuer effected a share dividend of 0.1 shares for each Ordinary Share in issue and the Sponsor transferred 2,654,363 Founder Shares to certain initial shareholders (after giving effect to the share dividend), resulting in the Sponsor holding an aggregate of 13,158,137 Founder Shares (up to 1,718,452 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). On October 29, 2020, in connection with the partial exercise of the underwriters’ over-allotment option, 781,250 Founder Shares were forfeited by the Sponsor, resulting in the Sponsor owning 12,376,887 Class B Ordinary Shares on such date.

The Class B Ordinary Shares are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are filing this Schedule 13D to reflect that each of the Sponsor, FWD Life and FWD Fuji may be deemed to be under indirect common control by Mr. Li. Each of the Reporting Persons disclaims beneficial ownership of securities that are not deemed to be beneficially owned by them pursuant to Rule 13d-3 under the Exchange Act.

On October 20, 2020, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), the Sponsor purchased 6,000,000 warrants (the “Placement Warrants”) at a price of $1.50 per Placement Warrant, pursuant to a Private Placement Warrants Purchase Agreement, dated October 15, 2020, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Warrant is exercisable to purchase one share of Class A Ordinary Share, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated October 15, 2020). On October 29, 2020, the Sponsor purchased an additional 449,936 Placement Warrants at a price of $1.50 per Private Placement Warrant in connection with the exercise of the underwriters’ over-allotment option.

On October 20, 2020, FWD Life and FWD Fuji purchased 3,000,000 units and 2,000,000 units, respectively, in the Issuer’s IPO for $10.00 per unit. Each unit consists of one Class A Ordinary Share, and one third of one redeemable warrant, each whole warrant exercisable to purchase one Class A Ordinary Share, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated October 15, 2020).

On September 11, 2023, Daniel Wong transferred 283,005 Ordinary Shares to the Sponsor for no additional consideration pursuant to a letter agreement between Daniel Wong and the Sponsor.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

On May 25, 2023, the Issuer entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with MoneyHero Limited, a Cayman Islands exempted company limited by shares (“PubCo”), Gemini Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Gemini Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of PubCo and CompareAsia Group Capital Limited (“CGCL”), a Cayman Islands exempted company limited by shares. Pursuant to the Business Combination Agreement, and subject to satisfaction or waiver of the conditions to closing thereunder, the Issuer will be merged with and into Merger Sub 1, with Merger Sub 1 being the surviving entity upon closing. Accordingly, upon closing of the transactions contemplated by the Business Combination Agreement, the separate corporate existence of the Issuer shall cease, and the Issuer’s Class A Ordinary Shares, units and warrants will cease to be listed on the Nasdaq, and the registration of all such Class A Ordinary Shares, units and warrants of the Issuer shall subsequently terminate. Upon closing of the transactions contemplated by the Business Combination Agreement, the Pubco is expected to begin trading on Nasdaq under the ticker symbols “MNY” and “MNYWW.”

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 29,967,872 Ordinary Shares, including 15,093,034 shares of Class A Ordinary Shares and 14,874,838 shares of Class B Ordinary Shares outstanding as of August 11, 2023, as reported by the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on August 11, 2023), are as follows:

Bridgetown LLC
a)		Amount beneficially owned: 17,659,892	Percentage: 58.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	17,659,892
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	17,659,892
	iv.	Shared power to dispose or to direct the disposition of:	0

Richard Li
a)		Amount beneficially owned: 17,659,892	Percentage: 58.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	17,659,892
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	17,659,892

Richard Li, by virtue of his indirect ownership of the sole member of the Sponsor, may be deemed to beneficially own Class B Ordinary Shares held by the Sponsor. In addition, by virtue of his indirect majority ownership of FWD Group Limited, an indirect majority parent of FWD Life and FWD Fuji, Mr. Li may be deemed to beneficially own Class A Ordinary Shares held by such entities.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on July 9, 2020, 2,875,000 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. The Purchase Agreement provided that up to 375,000 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. In July 2020, the Issuer effected a share dividend of 1 share for each Ordinary Share in issue, resulting in the Sponsor holding an aggregate of 5,750,000 Founder Shares. In September 2020, the Issuer effected a share dividend of 1.5 shares for each Ordinary Share in issue, resulting in the Sponsor holding an aggregate of 14,375,000 Founder Shares and in October 2020, the Issuer effected a share dividend of 0.1 shares for each Ordinary Share in issue and the Sponsor transferred 2,654,363 Founder Shares to certain initial shareholders (after giving effect to the share dividend), resulting in the Sponsor holding an aggregate of 13,158,137 Founder Shares (up to 1,718,452 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). On October 29, 2020, in connection with the partial exercise of the underwriters’ over-allotment option, 781,250 Founder Shares were forfeited and the remaining Found Shares are no longer subject to forfeiture.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on September 23, 2020 (and is incorporated by reference herein as Exhibit 10.1).

Private Placement Warrants Purchase Agreement between the Issuer and Sponsor

On October 20, 2020, simultaneously with the consummation of the IPO, the Sponsor purchased 6,000,000 Placement Warrants at a price of $1.50 per Placement Warrant pursuant to the Subscription Agreement. The Placement Warrants and the securities underlying such Placement Warrants are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter. On October 29, 2020, the Sponsor purchased an additional 449,936 Placement Warrants at a price of $1.50 per Private Placement Warrant in connection with the exercise of the underwriters’ over-allotment option.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 20, 2020 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On October 15, 2020, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s amended and restated memorandum and articles of association that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the initial public offering or any other provisions relating to stockholders’ rights or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s amended and restated memorandum and articles of association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account. On May 25, 2023, the Insider Letter was amended to reduce the lock-up period applicable to shares issued by PubCo from one year to six months.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on October 20, 2020 (and is incorporated by reference herein as Exhibit 10.3) and the amendment to such Insider Letter, dated May 25, 2023 (and is incorporated by reference herein as Exhibit 10.4).

Registration Rights Agreement

On October 15, 2020, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on October 20, 2020 (and is incorporated by reference herein as Exhibit 10.5).

Registration Rights of FWD Entities

On October 20, 2020, FWD Life and FWD Fuji purchased 3,000,000 units and 2,000,000 units in the Issuer’s IPO, respectively, for $10.00 per unit. Each unit consists of one Class A Ordinary Share, and one third of one warrant, each whole warrant exercisable to purchase one Class A Ordinary Share, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated October 15, 2020). The Issuer will file a registration statement following the IPO to register the resale of the units (including the Class A Ordinary Shares and warrants included in the units) purchased by FWD in this offering. FWD will not be subject to any lock-up period with respect to any units it purchased. We will bear the expenses incurred in connection with the filing of any such registration statements.

Letter Agreement

On September 8, 2023, the Sponsor entered into a letter agreement with Steven Teichman pursuant to which Mr. Teichman agreed to transfer 594,946 Class B Ordinary Shares to the Sponsor, following the closing of the Issuer’s Business Combination with MoneyHero Limited at the sole discretion of the Sponsor.

Sponsor Support and Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer, the Sponsor, PubCo and CGCL entered into a sponsor support agreement and deed (the “Sponsor Support and Lock-Up Agreement”), pursuant to which the Sponsor has agreed to, among other things: (i) appear for purposes of constituting a quorum at the meetings of the shareholders of the Issuer called to seek approval of the consummation of transactions contemplated by the Business Combination Agreement and the other transaction proposals; (ii) vote to adopt and approve the Business Combination Agreement and the other documents contemplated thereby and the transactions contemplated thereby; (iii) to vote against any proposals that would materially impede the transactions contemplated by the Business Combination Agreement or any other transaction proposal; (iv) not to redeem any of its Ordinary Shares; (v) not to sell or transfer any of its Ordinary Shares prior to the closing of the Business Combination; (vi) to waive its dissenters’ rights pursuant to the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act”) with respect to all of its Ordinary Shares in connection with the Issuer’s merger with and into Merger Sub 1, with Merger Sub 1 being the surviving entity and remaining a wholly-owned subsidiary of PubCo (the “Initial Merger”), to the extent applicable; and (vii) a lock-up of the PubCo ordinary shares and PubCo warrants it will receive pursuant to the Initial Merger (subject to certain exceptions) for a period of six months following the merger between CGCL and Gemini Merger Sub 2 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands, with CGCL being the surviving company (the “Acquisition Closing”). Pursuant to the Sponsor Support and Lock-Up Agreement, the Sponsor has agreed to subject 2,000,000 of the PubCo class B ordinary shares (“PubCo Class B Ordinary Shares”) it receives pursuant to the Business Combination to potential forfeiture, with such potential forfeiture lapsing if the 20-day volume weighted average trading price of PubCo’s class A ordinary shares (“PubCo Class A Ordinary Shares”) on the 2nd, 4th, 6th, 8th or 10th anniversary of the Acquisition Closing equals or exceeds $10.00 per share, determined in accordance with the Sponsor Support and Lock-Up Agreement. Pursuant to the Sponsor Support and Lock-Up Agreement and subject to the satisfaction of certain conditions, including, among others, that (i) the Sponsor holds a sufficient number of PubCo Class B Ordinary Shares following the implementation of the arrangements set forth in the Non-Redemption Deeds (defined below); and (ii) the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares is in excess of $11.00 per share at a date to be determined in accordance with the Sponsor Support and Lock-up Agreement, the Sponsor has also agreed to forfeit for nil consideration a certain number of PubCo Class B Ordinary Shares to PubCo, determined in accordance with certain formulas set forth in the Sponsor Support and Lock-Up Agreement, and following any such forfeiture, PubCo has an obligation to issue a corresponding number of PubCo Class A Ordinary Shares, if any, to certain former equity holders of the CGCL.

The foregoing description of the Sponsor Support and Lock-Up Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support and Lock-Up Agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on May 25, 2023 (and is incorporated by reference herein as Exhibit 10.6).

Working Capital Loan Capitalization Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer, the Sponsor, PubCo and CGCL entered into a working capital loan capitalization agreement (the “Working Capital Loan Capitalization Agreement”), pursuant to which, among other things, upon closing of the transactions contemplated by the Business Combination Agreement (the “Acquisition Closing”), certain loans provided by the Sponsor to the Issuer (the “Working Capital Loans”) will be capitalized into a number of PubCo Class A Ordinary Shares equal to the aggregate amount outstanding under such Working Capital Loans, up to an aggregate amount of $5,000,000 (subject to such increases as may be agreed in writing by the Issuer and CGCL), divided by 10.00, rounded down to the nearest whole number.

The foregoing description of the Working Capital Loan Capitalization agreement is subject to and qualified in its entirety by reference to the full text of the Working Capital Loan Capitalization Agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on May 25, 2023 (and is incorporated by reference herein as Exhibit 10.7).

Fee Letter

Concurrently with the execution of the Business Combination Agreement, Sponsor and BTN Investments LLC (“BTN”) issued a letter to PubCo and CGCL (the “Fee Letter”), pursuant to which, among other things, each of the Sponsor and BTN agreed to reimburse PubCo for a portion of transaction expenses which PubCo settles at the Acquisition Closing if the aggregate amount of cash in the Trust Account (as defined in the Business Combination Agreement) immediately prior to the Acquisition Closing (after deducting amounts needed to pay Acquiror Share Redemptions (as defined in the Business Combination Agreement) but prior to any other payments) is less than $82,000,000.00, in accordance with certain formulas set forth in the Fee Letter.

The foregoing description of the Fee letter is subject to and qualified in its entirety by reference to the full text of the Fee Letter, a copy of which was filed by the Issuer as Exhibit 10.6 to the Form 8-K filed by the Issuer with the SEC on May 25, 2023 (and is incorporated by reference herein as Exhibit 10.8).

Non-Redemption Deeds

Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into a deed of irrevocable undertakings in favor of each of FWD Life and FWD Fuji (collectively, the “FWD Parties”), (collectively, the “Non-Redemption Deeds”) pursuant to which, among other things, in exchange for such FWD Party (i) not exercising its redemption rights with respect to the Class A Ordinary Shares held by it, (ii) voting in favor of the Business Combination, (iii) not selling or transferring any of the Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its dissenters’ rights pursuant to the Cayman Companies Act in connection with the Initial Merger, Sponsor has undertaken to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, in each case for a period of five years from the date of the Acquisition Closing, subject to certain caps and other exceptions set forth in the Non-Redemption Deeds. Such cash payments to the FWD Parties will be funded through the Sponsor selling PubCo Class A Ordinary Shares, including PubCo Class A Ordinary Shares issued upon conversion of PubCo Class B Ordinary Shares, held by the Sponsor, except that the Sponsor shall have the right to purchase all of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period pursuant to the terms and conditions of the Non-Redemption Deeds, and if the Sponsor exercises such right, the Non-Redemption Deeds do not require the Sponsor to sell PubCo Class A Ordinary Shares to fund such purchase of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period. The Sponsor has agreed to a lock-up of the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares to be received by it in the Business Combination in connection with its obligations under the Non-Redemption Deeds, subject to compliance by the FWD parties with the conditions specified in the Non-Redemption Deeds.

The foregoing description of the Non-Redemption Deeds is subject to and qualified in its entirety by reference to the full text of the Non-Redemption Deeds, copies of which were filed by the Issuer as Exhibit 10.7 and Exhibit 10.8 to the Form 8-K filed by the Issuer with the SEC on May 25, 2023 (and are incorporated by reference herein as Exhibit 10.9 and Exhibit 10.10).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of July 9, 2020, by and between the Issuer and Bridgetown LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on September 23, 2020).

Exhibit 10.2	Private Placement Warrant Purchase Agreement, dated as of October 15, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 20, 2020).

Exhibit 10.3	Insider Letter, dated as of October 15, 2020, by and between the Issuer, the Sponsor, officers and directors and initial shareholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 20, 2020).

Exhibit 10.4	Amendment to Insider Letter, dated as of May 25, 2023, by and between the Issuer, the Sponsor, officers and directors and initial shareholders of the Issuer.

Exhibit 10.5	Registration Rights Agreement, dated as of October 15, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 20, 2020).

Exhibit 10.6	Sponsor Support and Lock-Up Agreement and Deed, dated as of May 25, 2023, by and among the Issuer, PubCo, CGCL and the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 25, 2023).

Exhibit 10.7	Working Capital Loan Capitalization Agreement, dated as of May 25, 2023, by and among the Issuer, the Sponsor, PubCo and CGCL (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 25, 2023).

Exhibit 10.8	Fee Letter, dated as of May 25, 2023, issued by the Sponsor and BTN to PubCo and CGCL (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 25, 2023).

Exhibit 10.9	Deed of Irrevocable Undertakings, dated as of May 25, 2023, by the Sponsor to FWD Life (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 25, 2023).

Exhibit 10.10	Deed of Irrevocable Undertakings, dated as of May 25, 2023, by the Sponsor to FWD Fuji (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 25, 2023).

Exhibit 10.11	Letter Agreement, dated as of September 8, 2023, by and between the Sponsor and Steven Teichman.

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed on December 20, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2023	BRIDGETOWN LLC

	By:	/s/ Daniel Wong
		Name:	Daniel Wong
		Title:	Manager

Date: October 4, 2023	/s/ Li Tzar Kai, Richard
Li Tzar Kai, Richard